Exhibit 4.7

TERM NOTE

$8,000,000.00

November 5, 2001

New York, New York

FOR VALUE RECEIVED, the undersigned, META GROUP, INC., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of THE BANK OF NEW YORK (the “Bank”), on the Maturity Date, the lesser of EIGHT MILLION DOLLARS ($8,000,000.00) or the outstanding principal balance of the Term Loan made by the Bank, and to pay interest from the date hereof on the principal balance thereof from time to time outstanding, at the rate or rates, and at the times, set forth in the Amended and Restated Credit Agreement, dated as of November 5, 2001, between the Borrower and the Bank (as the same may be amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), in each case at the office of the Bank located at 10 Mason Street, Greenwich, Connecticut 06830, or at such other place as the Bank may specify from time to time, in lawful money of the United States of America in immediately available funds.

Capitalized terms used herein which are not otherwise defined herein shall have the respective meanings ascribed thereto in the Credit Agreement.

The Term Loan evidenced by this Note is prepayable in the amounts and under the circumstances, and its maturity is subject to acceleration upon the terms, set forth in the Credit Agreement.  This Note is the Term Note under, and as such term is defined in, the Credit Agreement, and is subject to, and should be construed in accordance with, the provisions thereof, and is entitled to the benefits and security set forth in the Loan Documents.

The Bank is hereby authorized to record on the schedule annexed hereto, and any continuation sheets which the Bank may attach hereto, the (i) character of the Term Loan or portions thereof as ABR Advances, LIBOR Advances, or combinations thereof, (ii) interest rate (without regard to the Applicable Margin) applicable to each LIBOR Advance, (iii) Interest Period applicable to each LIBOR Advance, and (iv) date and amount of each conversion of, and each payment or prepayment of principal of, any the Term Loan or any portion thereof.  No failure to so record or any error in so recording shall affect the obligation of the Borrower to repay the Term Loan, together with interest thereon, as provided in the Credit Agreement, and the outstanding principal balance of the Term Loan made by the Bank as set forth in such schedule shall be presumed to be correct absent manifest error.

Except as specifically otherwise provided in the Credit Agreement, the Borrower hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests and notices in connection with the execution, delivery, performance, collection and enforcement of this Note.

This Note may only be amended by an instrument in writing executed pursuant to the provisions of Section 10.1 of the Credit Agreement.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS, BUT INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW.

META GROUP, INC.

By:	/s/ John A. Piontkowski
Name:	John A. Piontkowski
Title:	Chief Financial Officer

SCHEDULE TO

TERM NOTE

Date	Type of Advance (ABR, or LIBOR)	Amount of Advance	principal converted, paid or prepaid	Interest Rate on LIBOR (without regard to Applicable Margin)	Interest Period (if LIBOR Advance)	Notation Made By